EXHIBIT 4

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

General

The Company’s authorized capital stock currently consists of:

•      12,000,000 shares of common stock, $0.01 par value per share; and

•      500,000 shares of preferred stock, $0.01 value per share.

No shares of our preferred stock are currently outstanding. The Company’s common stock is traded on the NASDAQ Global Market under the symbol “SMBC.”

Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation (the “Articles”) and our Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4 is a part. We encourage you to read our Articles, Bylaws and the applicable provisions of Missouri General Business Corporation Law, for additional information.

Each share of our common stock has the same relative rights and is identical in all respects with each other share of our common stock. The Company’s common stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.

Subject to any prior rights of the holders of any preferred or other stock of the Company then outstanding, holders of our common stock are entitled to receive such dividends as are declared by the board of directors of the Company out of funds legally available for dividends.

Except with respect to greater than 10% shareholders, full voting rights are vested in the holders of our common stock and each share is entitled to one vote. Subject to any prior rights of the holders of any of our preferred stock then outstanding, in the event of a liquidation, dissolution or winding up of the Company, holders of shares of our common stock will be entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them. Holders of shares of Company common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by the Company, nor do they have cumulative voting rights.

In addition to the foregoing, provisions in our Articles and Bylaws may discourage attempts to acquire the Company, pursue a proxy contest for control of the Company, assume control of the Company by a holder of a larger block of common stock, and remove the Company’s management, all of which shareholders might think are in their best interests. These provisions include:

•     an 80% shareholder vote requirement for certain business combinations not approved by disinterested directors, for amendments to some provisions of the Articles and for any amendment of the Bylaws by shareholders if not also approved by 2/3 of the board of directors;

•     the election of directors to staggered terms of three years;

•     provisions requiring advance notice of shareholder proposals and director nominations;

•     that a special meeting of shareholders may only be called by the board of directors; and

•     the removal of directors only for cause and only by the affirmative vote of at least 80% of the total votes to which all of the shares then entitled to vote at a meeting of shareholders called for an election of directors are entitled.

Federal banking law also restricts acquisitions of control of bank holding companies such as the Company. In addition, the business corporation law of Missouri, the state where the Company is incorporated, provides for certain restrictions on acquisition of the Company.